Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

11 September 2013

PRIMA BIOMED TO PRESENT AT WDM CAPITAL 1st GLOBAL LIFE SCIENCES CONFERENCE IN WARSAW

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) has announced today that Marc Voigt, its Chief Financial and Business Officer, will present at the 1st Global Life Sciences Conference in Warsaw, Poland. Mr. Voigt will provide an overview of the Company and its corporate activities and will be available for a Q&A session following the presentation.

The Company’s presentation is scheduled to begin at 12:20 p.m. Central European Time on Monday, September 16, 2013 at the Warsaw Stock Exchange, Trading Floor.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon starting in trials for pancreatic, colorectal, and triple-negative breast cancers.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de